LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
July 28, 2023
Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill S&P Global Luxury ETF (S000080402)
(the “Fund”)
Dear Mr. Greenspan:
This correspondence responds to an additional comment that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 256 to the Trust’s Registration Statement on Form N-1A filed February 28, 2023 (SEC Accession No. 0000894189-23-001678) (the “Amendment”). For your convenience, the comment has been reproduced below in bold with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.The Staff reiterates that it is possible that the S&P Global Luxury Index could be weighted towards companies domiciled in the United States versus globally. With respect to Rule 35d-1, please describe how the Fund will invest in assets tied economically across the world. The Staff presents the following the options to supplement the 80% policy: 1) provide written representation of historical global exposure of the Index for the past five years; 2) provide a written representation that the Fund will invest primarily or a majority of its assets in non-U.S. securities; or 3) provide a written representation that the Fund will invest [40]% of its net assets in non-U.S. securities.
Response: The Trust believes that the Fund’s existing 80% investment policy adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) complies with the Rule and that its name is consistent with the purpose and spirit of Section 35(d) of the 1940 Act and neither materially deceptive nor misleading. Therefore, the Trust respectfully declines to revise the Fund’s 80% investment policy at this time or to make any of the suggested representations. However, the Trust appreciates the Staff’s concern and if in the future the S&P Global Luxury Index no longer represents a global index, the Fund and the Adviser would take appropriate steps to either amend the Fund’s registration statement disclosure, including its 80% investment policy, if necessary, to reflect that fact, or replace the Index with another more suitable index and amend the Fund’s registration statement to reflect that change.
Rule 35d-1 provides that a fund with a name suggesting that it focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries, is materially deceptive and misleading unless the fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the particular type of investments, or in investments in the particular industry or industries, suggested by the fund’s name. The Fund’s name includes the name of the index the performance of which it seeks to track – the S&P Global Luxury Index (the “Index”). As a result, the Fund’s name could suggest to investors that the Fund focuses its investments in the constituents of the Index or similar issuers or investments. The Fund, therefore, has adopted a policy to invest, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in the constituents of the Index or investments with similar economic characteristics, including American Depositary Receipts (“ADRs”). In this regard, we think the application of the Rule to the Fund’s name is relatively straightforward.
As noted in its comments, the Staff’s concern is focused on S&P’s inclusion of “Global” in the name of its Index and whether the Fund’s investments will be invested in a “global” manner. However, the inclusion of “global” in the Index and Fund names does not cause the Fund’s name to be materially deceptive or misleading under Section 35(d) of the 1940 Act. A reasonable investor could expect the Fund to have significant investment exposure to, or similar investment exposure to, the Index, and as noted above, under normal circumstances, at least 80% of the Fund’s net assets will be invested in the constituents of the Index or investments with similar economic characteristics. Moreover, with 65% of the weight of the Index composed of constituents domiciled in 10 different countries and Hong Kong, “global” accurately describes the composition of the Index.1 While the Trust and the Adviser believe that S&P takes care to ensure its index names are appropriate, in part because of the importance of its index business and its reputation as an index provider, the Adviser also routinely monitors the composition of the Index to ensure it remains consistent with the Fund’s general investment focus and specific investment objective and strategy. As a result, if the composition of the Index were to change at some point in the future, the Adviser and the Fund would be able to take appropriate actions as noted above.
With respect to the application of Rule 35d-1, “global” is not one of the specific categories or types of investments addressed by Rule 35d-1 under the 1940 Act and thus, the inclusion of “global” in the Index and Fund names does not cause the Fund’s name to be materially deceptive or misleading under the Rule. In fact, when the Rule was proposed, the SEC specifically determined to exclude the terms “global” and “international” from the Rule’s scope and to not codify the Staff’s past positions with respect to such terms because it
“believe[d] that a reasonable investor could conclude that these names suggest more than investment focus. For example, while an investment company with a name that includes the words “international” or “global” generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios. Among other things, the number of countries in which an “international” or “global” investment company may invest at any one time may appropriately differ from company to company.”2
In the Rule’s adopting release, the SEC stated only that it expected “that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”3 In more recent years, through the registration statement review and comment process, the Staff commonly asked registrants using the word “global” in connection with an investment type (e.g., global equity fund) to adopt a policy providing that the fund will invest, under normal circumstances, at least 40% of its assets outside of the U.S. or 30% in the event market conditions are unfavorable and to disclose that the fund will normally hold the securities of issuers located in at least three countries, which may include the U.S. Though variations of this policy have been requested by the Staff over the years, including the one articulated in the comment above, the Staff has always made it clear that this policy is not the only way in which a registrant can ensure the use of “global” is not materially deceptive or misleading. The SEC underscored this point in May 2022 when it stated in the proposing release for the first amendments to Rule 35d-1 that “global” could be interpreted in multiple ways and “a ‘global’ fund could use any reasonable definition of ‘global’ as we are not proposing to mandate any particular test for what this term means.”4
The Staff has provided the Fund with the option of making one of several representations regarding the “global” nature of its investments and while the Trust believes that each of the representations is accurate with respect to the Index and the Fund’s contemplated investments, it respectfully declines to make any of the representations because it does not believe they are required, necessary to demonstrate compliance with Section 35(d) or Rule 35d-1 thereunder, appropriate for a fund the objective of which is to seek to track the performance of the Index, or in the best interest of the Fund and its shareholders. With regard to the latter point, because the Fund’s name includes the Index name, we would expect that the reasonable investor would likely and reasonably prioritize the Fund’s performance tracking that of the Index over the Fund investing in issuers domiciled in countries other than United States to a greater extent at the expense of Index returns. Similarly, we do not believe the Fund’s name would cause a reasonable investor to have a specific quantitative expectation with regard to the Fund’s investments in issuers domiciled outside the United States. In other words, it would be difficult to claim that an investor was misled by the Fund’s name simply because the Fund invested 36% of its assets in issuers domiciled outside the United States consistent with the Index composition as opposed to 42%. Lastly, and as noted previously, the Fund and the Adviser, subject to any necessary approvals, can make changes to any of the Fund’s strategy, index, or disclosure as needed to ensure all continue to be accurate.
For the foregoing reasons, the Trust believes that the Fund’s existing 80% investment policy adopted pursuant to Rule 35d-1 complies with Rule 35d-1 and that its name is consistent with the purpose and spirit of Section 35(d) and neither materially deceptive nor misleading. The Trust further believes it is neither necessary nor in the best interest of the Fund or its shareholders to make any of the suggested representations. Therefore, the Trust respectfully declines to revise the Fund’s 80% investment policy or to supplement its 80% investment policy with a representation at this time.
1 As of June 30, 2023; See S&P Dow Jones Indices S&P Global Luxury Index Fact Sheet at https://www.spglobal.com/spdji/en/indices/equity/sp-global-luxury-index/#overview.
2 Investment Company Names, SEC Release No. IC-22530 (Feb. 27, 1997).
3 Investment Company Names, SEC Release No. IC-24828 (Jan 17, 2001).
4 Investment Company Names, SEC Release No. IC-34593 (May 25, 2022).

*	*	*
If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-550-7433.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary
3